SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of MARCH 2006

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square, London EC2A 1AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
(Registrant)

Date: 23 June, 2006	By	/s/ Michael S. Perman
(Signature)

Michael S. Perman
Company Secretary

2005 Annual Review

A World of Opportunity

AMVESCAP     At A Glance

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial -security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver -outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and -private wealth management clients around the world.

AIM Investments is dedicated to building investment solutions for clients through one of the -industry’s most robust and comprehensive product lines. AIM Investments offers investment solutions through financial advisors, believing that investors can significantly benefit from the advice and guidance of a professional who can create investment plans based on an individual’s preference, circumstance and type of account.

INVESCO has earned the trust of investors around the world. With more than $170 billion in assets under management, and with fully integrated investment capabilities that span traditional and alternative asset classes, INVESCO is one of the world’s leading names in investment management for institutions and individuals worldwide.

AIM Trimark is a premier provider of enduring solutions for investors and their advisors. AIM Trimark offers a diversified suite of relevant business and financial solutions designed to help advisors succeed. By adhering to proven investment disciplines that build and protect investors’ wealth, and by putting investors’ interests first, AIM Trimark has become one of Canada’s largest and most successful investment management firms.

As one of the largest investment managers in the U.K., INVESCO PERPETUAL manages approximately $32 billion in assets on behalf of consumers, intermediaries and professional investors through a broad product range. Through the use of powerful imagery and consistent messaging, INVESCO PERPETUAL has become one of the most admired and recognized brands in the U.K. investment industry, trusted to achieve superior, long-term results for investors through truly active investment management.

Atlantic Trust Private Wealth Management provides integrated wealth management and investment counseling services for high net worth individuals, families and foundations. Atlantic Trust takes into consideration a client’s tax, trust, estate planning and philanthropic needs in developing customized asset allocation and investment management solutions. Atlantic Trust’s experienced professionals deliver a broad range of offerings, including proprietary investment solutions and an open architecture platform of traditional and alternative managers.

All figures as of December 31, 2005

Front cover: The equity trading floor at INVESCO Institutional North America

Dear Fellow

Shareholder:

At the time of my first report to shareholders in the 1992 annual report, our company reported $61 billion in assets under management and revenues of approximately $200 million. I strongly believed at that time that our success in the investment management industry would come from developing a global business with a broad range of investment expertise and a diversified client base. Today, with revenues 10 times larger and assets at the end of 2005 of $386 billion, my conviction in this strategy remains just as strong.

This vision allowed us to participate fully in the explosive growth of our industry during the past decade and supported our progress during challenging times of difficult markets and dramatic world events. It remains validated by the trends we see evolving in the global investment management industry today and the competitive strengths that will propel AMVESCAP’s success in the coming years.

One of our core strengths is the depth and breadth of investment talent we have around the world. These experienced teams in diverse local settings support one of the industry’s most extensive sets of investment products. This diversified set of investment capabilities across asset classes and investment styles provides a full range of enduring solutions for our retail, institutional and -private wealth management clients. Our comprehensive global -footprint and established distribution channels enable us to deliver these solutions for clients wherever they reside.

The demographic trends of an aging global population, evolving -pension and retirement systems, and increasing wealth creation and savings will continue to support the growth of the investment management industry. The opportunities for a global asset manager have never been more evident, and AMVESCAP is extremely well—positioned to seize these opportunities for our future and create value for both our clients and shareholders.

During 2005, important work was accomplished across the company to help AMVESCAP reach its tremendous potential as a premier global investment management firm. At the beginning of the year, we completed final steps for a broad restructuring of the company’s long-term debt with a new five-year bank credit facility. This action, along with two debt restructuring transactions completed in late 2004 to take advantage of historically low interest rates, successfully improved the liability risk profile of the company without increasing overall debt levels. In reducing liquidity risk by spreading out debt maturities, lowering our interest rates and continuing to preserve the flexibility of our bank credit facilities, we have put in place a solid financial foundation to support future growth.

As a result of a broad strategic review of our businesses, we announced in April the sale of our U.S. defined contribution recordkeeping business, AMVESCAP Retirement, Inc. (ARI). The sale of ARI to a trusted business partner enables us to sharpen our focus and energy on those areas where we excel – investment management, product development and client service. By leveraging our expertise in these areas to serve plan sponsors, we are able to continue our participation in the growth of the important defined contribution market.

The most important decision for AMVESCAP’s future was the naming of Martin L. Flanagan as president and chief executive officer (CEO). Marty’s broad experience in the investment management industry, extensive international knowledge and proven leadership skills made him the clear choice to guide our company forward. Marty and his team have put in place a comprehensive 2006 operating plan designed to build on our renewed business momentum by taking advantage of the inherent global strengths of our diversified businesses. As you read the question and answer session with Marty that follows in this review, I believe you will agree that your Board has chosen a very dynamic and capable new leader.

AMVESCAP’s Board of Directors has recommended a final dividend of 5.5p, resulting in a total dividend of 9.5p for 2005 – an increase over the 7.5p dividend paid in 2004. In addition to our new CEO, the Board also welcomed as new members during 2005 J. Thomas Presby, a former deputy chairman and chief operating -officer at Deloitte Touche Tohmatsu with extensive international experience in the financial services industry, and AMVESCAP Executive Vice President John Rogers. During the year, we saw the retirement of Board members Stephen West and Michael Benson, who served our company with dedication and distinction.

With AMVESCAP’s new management team providing strong leadership that is building a solid foundation for our success, I have decided that the conclusion of the upcoming Annual General Meeting is the appropriate time for me to step down from AMVESCAP’s Board. I will be succeeded as Chairman by Rex Adams, who has been a non-executive director of the company since 2001. AMVESCAP is very fortunate to have an individual with Rex Adams’ global business experience and expertise to lead our Board forward.

I am deeply grateful for the opportunity to have served our company, and for the support of the many people with whom I have had the privilege to work. My colleagues through the years on AMVESCAP’s Board of Directors have provided sound counsel and exceptional -guidance for our company. AMVESCAP’s dedicated employees -demonstrate each day their commitment to accomplish our core -mission of helping people worldwide build their financial security. This is a noble endeavor that provides real benefits for our clients and is justifiably a source of pride for our people.

With this strong team serving our company and its shareholders, I am confident we are well-positioned to explore the vast world of opportunity before us and look to AMVESCAP’s future success with tremendous optimism.

Charles W. Brady

Chairman

Q & A

With CEO Marty Flanagan

Exploring Our World of Opportunity

Martin L. Flanagan joined AMVESCAP in August 2005 as President and CEO, and serves as a member of the Board of Directors and the Executive Management Committee. He came to AMVESCAP from Franklin Resources, Inc., where he served for 22 years, most recently as president and co-CEO. He began his investment management career at Templeton in 1983.

WHAT ATTRACTED YOU TO AMVESCAP?

I firmly believe in the role and opportunity of global investment -management organizations. I was very excited to join AMVESCAP, and made my decision with great confidence in the future of the industry and the organization. I was attracted by AMVESCAP’s many strengths – its global reach and purpose, its talented people – and by the challenges of running a global investment management firm. I was also excited to be part of carrying forward the vision of a global investment management firm that Charlie Brady, Bob Graham and others have built in a company that can trace its heritage to the 1890s as one of England’s first investment management organizations.

WHAT WAS YOUR FIRST PRIORITY IN YOUR NEW ROLE?

My first priority was to create positive momentum and help the -organization believe in its ability again. To do this I had to start by learning about the company’s strengths, weaknesses and opportunities. During my first weeks at AMVESCAP I visited with shareholders, employees and clients to get their views about our company. I spent much of my time initially working to get a better understanding of the company in a very comprehensive way as a starting point for driving the business forward.

HOW WOULD YOU CHARACTERIZE A WINNING CORPORATE CULTURE?

To begin with, a winning corporate culture puts clients first. In support of this, we need to continue building a meritocracy where our best and brightest are matched against our greatest opportunities and superior performance is rewarded. We are also working to strengthen transparency, execution and accountability across the organization. These attributes are fundamental to creating a company that -consistently exceeds client expectations.

HOW DO YOU FEEL ABOUT THE OUTLOOK FOR -THE INVESTMENT MANAGEMENT INDUSTRY?

I believe the outlook for our industry is extremely promising. Demo-graphic and economic trends worldwide provide a phenomenal catalyst for financial services firms. Population growth worldwide has expanded threefold over the past 50 years. Wealth is being created globally. There is a growing need for investment expertise to help people meet their savings and retirement goals, and retirement markets around the world are evolving toward a greater reliance on private and individual self-funding. These trends play to AMVESCAP’s strengths as investors increasingly seek trusted advice and compelling investment solutions.

As I have said in recent town hall meetings with employees, there is literally a world of opportunity before us. Our challenge is to be thoughtful in selecting the right opportunities and executing well against those that can make the greatest contribution to our clients’ success and that of our company and our shareholders.

HOW IS AMVESCAP POSITIONED TO SUCCEED IN THIS INCREASINGLY COMPETITIVE INDUSTRY?

Few organizations can match AMVESCAP’s global reach, broad diversification and full range of investment capabilities. With this unique foundation, we are very well-positioned to take advantage of the growing demand for investment management services across the globe.

With offices in 19 countries, we have a significant presence in established markets and a growing presence in developing markets around the world. This is one of our core strengths and one that really sets us apart from many of our competitors.

Another great advantage we have is tremendous diversification across asset classes, global client representation and delivery channels. Nearly half of our total assets under management are outside traditional equities. We are fortunate to serve clients across the globe, with almost a third of our clients located outside the United States. Our -distribution channels are nearly equally split between retail and -institutional clients, and we have a strong and growing position in the U.S. private wealth management business. We also offer a -com-prehensive range of investment capabilities.

Our extensive global presence, high level of diversification and full range of investment capabilities enable us to quickly and effectively meet the diverse needs of our clients, wherever they reside around the world.

WHAT STEPS HAVE YOU TAKEN TO PREPARE AMVESCAP FOR THE CHALLENGES AHEAD?

Late last year we engaged a broad cross-section of leadership to determine our future path to success, beginning in 2006. We brought together business leaders from across the organization to participate in a comprehensive effort to fully understand where we excel and where we need to improve. Our focus: to identify the most promising opportunities for unlocking the tremendous potential of our global organization.

As a result of this effort, this broad group of leaders now has a much deeper understanding of our business. With this solid foundation, we are now in a much better position to realize the opportunities for our business and address our challenges going forward.

WHAT DID THIS EFFORT REVEAL ABOUT YOUR BUSINESS?

Historically, AMVESCAP has operated as a collection of independent investment management units around the world. This design reflected the environment in which AMVESCAP operated at the time. While these business units were independently strong, they were collectively underutilized. Our markets have evolved and we need to evolve with them.

The process of better understanding our business also made it clear that our operating model is too complex, which keeps us from benefiting from our global strengths. Additionally, investment per-formance, which is central to everything we do, was strong in some areas but below expectations in others.

The comprehensive effort we undertook to more fully understand our business revealed a number of opportunities for unlocking the tremendous potential of our global organization and reaffirmed our strategic direction.

WHAT IS YOUR STRATEGY FOR SUCCESS?

We start by delivering consistent, good investment performance over the long term for our clients. This requires having well-defined, repeatable investment processes that are well-communicated and understood by our clients. These truly enduring investment solutions are the foundation of long-term success. Achieving consistent investment results that meet our clients’ expectations will continue to be one of our primary areas of focus going forward.

We will also work to unlock the power of our global operating plat-form, acting more cohesively as a single investment management firm focused on the needs of our clients. This will enable us to do a better job of bringing the best of AMVESCAP to our clients around the world.

We are taking steps to simplify our operating model. The idea is to execute globally where it helps us operate more efficiently, while responding to our clients’ needs wherever they reside. Simplifying our operating model isn’t just a cost-cutting exercise. It will make us more efficient so we can better serve our clients, respond more quickly to opportunities and take greater advantage of our size and scale.

Finally, and most importantly, the success of our clients and our -organization is dependent upon the quality of our people. We are -committed to building an organization dedicated to attracting, retaining and motivating quality individuals whose focus is on driving a culture of continuous improvement and performance excellence in everything we do.

If we do this, we will be successful. We understand what we must do to deliver on our incredible potential. Our focus going forward will be on executing diligently against our plan to realize that potential.

HOW DOES YOUR RECENT ACQUISITION OF POWERSHARES FIT INTO THIS STRATEGY?

Early in 2006 we announced the acquisition of PowerShares Capital Management, a leading provider of exchange-traded funds (ETFs). The 36 ETFs offered by PowerShares greatly complement our fund lineup and will expand the breadth of products we can offer our -clients through AIM Investments.

When the acquisition is finalized, the combination of PowerShares ETFs with our broad range of actively managed investment products will provide our clients with one of the industry’s most robust and -comprehensive product line-ups. Just as importantly, this acquisition forcefully demonstrates to the marketplace that AMVESCAP is acting with renewed momentum to grow its business and strengthen its competitive position.

WHERE DO YOU SEE THE ORGANIZATION HEADED IN 2006?

Our vision is clear. If we successfully execute against the tremendous world of opportunity before us, I believe we can become a premier global investment management organization. Everything we do, every decision we make, is designed to move us closer to this vision.

With the deeper understanding of our business that comes from the planning process we completed in 2005, we will now work to unlock the tremendous power of our global organization to provide meaningful solutions for our clients and add real value for our shareholders.

AMVESCAP    Community Service

INVESCO U.K.

Employees in the London, Henley and Dublin offices raised over $218,000 in 2005 for -charitable causes. This included special donations for disaster relief appeals, regular dress down days, participation in the BBC Children In Need and Comic Relief’s Red Nose Day events and a sponsored Paris-to-London bicycle ride by members of the Henley investment team, who all shaved their heads to raise extra money.

AIM INVESTMENTS

The devastation from hurricanes Katrina and Rita brought out the best from AIM and its employees, who volunteered thousands of hours for Houston communities. In addition to financial contributions, employees worked hard to provide food, clothing and shelter for -evacuees, including those in the Astrodome. AIM’s partnerships with the Houston Food Bank, Habitat for Humanity and United Way continue to provide far-reaching, long-term support.

INVESCO ASIA PACIFIC

In 2005, employees in the Asia Pacific region showed fervent support for the tsunami relief efforts by raising over $86,000 for the recovery campaign. Colleagues in Hong Kong also donated and played a part in the Soccer Charity Cup and Dress Casual Day events, with all donations going to the Hong Kong Community Chest, an independent charitable -organization helping over one million local community members in need.

INVESCO U.S.

INVESCO Institutional’s Community Service Committee volunteers raised over $27,000 for Starlight Children’s Foundation, Shepherd Center, Urban Ministries, Toys for Tots, American Red Cross and many other organizations. In addition to these accomplishments, INVESCO employees had an opportunity to impact the students at an assigned school by improving student achievement and attendance through participation in the Atlanta Partners for Education Signature Program.

AIM TRIMARK

Drawing on the commitment and energy of its employees, AIM Trimark participated in -charitable activities to support Big Brothers Big Sisters of Canada. These included Bowl for Kids’ Sake events in Toronto and Vancouver and the company’s summer Play Day. Financial advisors who sell AIM Trimark’s investment solutions also donated funds during AIM Trimark’s PD Network Live road show. Other charitable initiatives included Habitat for Humanity, Dress Your Best, United Way and the Christmas Family Assistance Program.

Financial Highlights

	Results for the Year Ended December 31,				Results before the Adjustments(a) for the Year Ended December 31,
	2005		2004 (b)		2005		2004 (b)
Net revenues	$2,173.2	m	$2,124.5	m	$2,173.2	m	$2,124.5	m
Operating expenses	$1,748.6	m	$2,037.2	m	$1,672.9	m	$1,624.0	m
Operating profit	$424.6	m	$87.3	m	$500.3	m	$500.5	m
Net operating margin (c)	19.5%		4.1%		23.0%		23.6%
Profit before tax	$360.1	m	$39.0	m	$435.8	m	$452.2	m
Earnings per share:
– basic	$0.27		$(0.05)		$0.34		$0.35
– diluted	$0.26		$(0.05)		$0.34		$0.35

(a)	Results before the Adjustments are results before the 2005 restructuring charge and the 2004 U.S. regulatory settlement.
(b)	2004 results have been restated to reflect the transition from U.K. Generally Accepted Accounting Practice (U.K. GAAP) to International Financial Reporting Standards (IFRS) and have been translated into U.S. dollars, the presentation currency of AMVESCAP.
(c)	Net operating margin is equal to Operating profit divided by Net revenues.

Financial Contents

10	Business and Financial Overview

20	Consolidated Income Statement

21	Consolidated Balance Sheet

22	Summary Cash Flow Statement

23	Independent Auditors’ Report to the Members of AMVESCAP PLC

24	Information for U.S. Shareholders

25	Summary Directors’ Report

26	Summary Remuneration Report

28	Board of Directors

30	Executive Management Committee

31	AMVESCAP Global Partners

34	Company Directory

IBC	General Shareholders’ Information

In this annual review, we use the terms “AMVESCAP,” “company, “ “we,” “us” and “our” to refer to AMVESCAP PLC together with its consolidated subsidiaries when the distinction between the publicly-traded parent company and its subsidiaries is not important to the discussion. When this distinction is important to the discussion, we use the term “Parent” or “AMVESCAP PLC” to refer to AMVESCAP PLC, the publicly-traded parent company, standing alone. The term “ordinary shares” means ordinary shares of AMVESCAP PLC.

Business and Financial Overview

On December 8, 2005, the company changed its presentation -currency from sterling to U.S. dollars. The comparative figures have been presented in U.S. dollars applying the average foreign exchange rates for the period for the income statement and the ending foreign exchange rates for the period for the balance sheet. Additionally, AMVESCAP PLC (Parent) redenominated its share capital from sterling to U.S. dollars. U.S. dollars more accurately reflect the currency of the underlying -operations and financing of the Parent.

The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels and geographic areas. By achieving success in these areas, we seek to generate positive net flows and increased assets under management. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g. three-year and five-year performance), in selecting the products they recommend to their customers, although one-year performance may be an important consideration. External ratings can also have an influence over client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services, and obtaining feedback from investment consultants.

Assets Under Management

Assets under management (AUM) at the end of 2005 were $386.3 billion (2004: $382.1 billion). Average AUM for 2005 were $377.6 billion, compared to $371.3 billion in 2004. Net outflows for the year ended December 31, 2005, were $16.2 billion, with inflows of $66.3 billion and outflows of $82.5 billion. Approximately $9.2 billion of outflows during the year were from one portion of our institutional business in the U.S. In addition, one sub-advised client in our U.S. Retail business terminated in the fourth quarter of 2005, accounting for $1.4 billion in net outflows. We have seen some degree of net flow improvement over the last half of 2005, as our investment performance has generally strengthened during this same period. Our High Net Worth (HNW) business continued to show a pattern of modest but steady sales growth. Changes in AUM are as follows:

$ billions	2005	2004	% Change
January 1,	$382.1	$370.6
Inflows	66.3	67.0	(1.0)%
Outflows	(82.5)	(86.5)	4.6%

Net flows	(16.2)	(19.5)	16.9%
Market gains/ reinvestment	24.4	26.0	(6.2)%
Change in money market funds and other	0.5	(8.3)	N/A
Acquisitions/disposals	—	6.1	(100.0)%
Foreign currency*	(4.5)	7.2	N/A

December 31,	$386.3	$382.1	1.1%

Average long-term AUM	$335.8	$326.2	2.9%
Average money market AUM	41.8	45.1	(7.3)%

Average AUM	$377.6	$371.3	1.7%

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Our revenues are directly influenced by the level and composition of the firm’s AUM. Therefore, movements in global capital market levels, net new business inflows (or net outflows) and changes in the mix of investment products between asset classes may materially impact the revenues for the firm within a quarter. Global capital markets improved over 2004. The FTSE 100 increased by 19.1%, the S&P 500 by 6.2%, NASDAQ by 6.4% and the Dow Jones Industrial Average by 1.8% from December 31, 2004 to December 31, 2005. Our AUM by channel, by division, and by asset class are as follows:

AUM by Channel

$ billions	Total	Retail	Institutional	High Net Worth
January 1, 2004	$370.6	$176.6	$184.9	$9.1
Inflows	67.0	40.1	22.6	4.3
Outflows	(86.5)	(53.3)	(28.6)	(4.6)

Net flows	(19.5)	(13.2)	(6.0)	(0.3)
Market gains/reinvestment	26.0	16.0	9.7	0.3
Change in money market funds and other	(8.3)	1.3	(9.6)	—
Acquisitions/disposals	6.1	—	—	6.1
Foreign currency*	7.2	5.3	1.9	—
December 31, 2004	$382.1	$186.0	$180.9	$15.2

Inflows	66.3	41.2	21.3	3.8
Outflows	(82.5)	(53.3)	(25.8)	(3.4)

Net flows	(16.2)	(12.1)	(4.5)	0.4
Market gains/reinvestment	24.4	16.0	7.9	0.5
Change in money market funds and other	0.5	1.9	(1.6)	0.2
Foreign currency*	(4.5)	(1.6)	(2.9)	—

December 31, 2005	$386.3	$190.2	$179.8	$16.3

AUM by Division

		AIM		INVESCO
$ billions	Total	U.S.	Canada	U.S.	U.K.	Europe/Asia	PWM
January 1, 2004	$370.6	$151.1	$28.7	$118.5	$39.0	$23.8	$9.5
Inflows	67.0	16.3	5.3	19.6	11.3	10.2	4.3
Outflows	(86.5)	(28.7)	(4.6)	(25.7)	(9.8)	(13.2)	(4.5)

Net flows	(19.5)	(12.4)	0.7	(6.1)	1.5	(3.0)	(0.2)
Market gains/reinvestment	26.0	7.3	2.7	8.1	5.6	2.0	0.3
Change in money market funds and other	(8.3)	(8.4)	—	0.2	0.6	(0.2)	(0.5)
Acquisitions/disposals	6.1	—	—	—	—	—	6.1
Foreign currency*	7.2	—	2.5	0.3	2.9	1.5	—
December 31, 2004	$382.1	$137.6	$34.6	$121.0	$49.6	$24.1	$15.2

Inflows	66.3	12.6	5.9	16.7	19.0	8.3	3.8
Outflows	(82.5)	(28.0)	(5.7)	(24.0)	(11.9)	(9.5)	(3.4)

Net flows	(16.2)	(15.4)	0.2	(7.3)	7.1	(1.2)	0.4
Market gains/reinvestment	24.4	5.1	2.2	4.4	8.8	3.4	0.5
Change in money market funds and other	0.5	0.7	—	—	—	(0.2)	—
Foreign currency*	(4.5)	—	2.1	(0.4)	(4.2)	(2.0)	—

December 31, 2005	$386.3	$128.0	$39.1	$117.7	$61.3	$24.1	$16.1

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

AUM by Asset Class

$ billions	Total	Equity	Fixed Income	Balanced	Money Market	Stable Value	Alternatives
January 1, 2005	$382.1	$178.5	$44.8	$44.1	$50.0	$43.2	$21.5
Inflows	66.3	30.0	14.5	7.8	3.3	4.2	6.5
Outflows	(82.5)	(45.6)	(10.4)	(12.5)	(3.5)	(3.0)	(7.5)

Net flows	(16.2)	(15.6)	4.1	(4.7)	(0.2)	1.2	(1.0)
Market gains/reinvestment	24.4	17.9	1.2	1.7	—	2.4	1.2
Change in money market funds	0.5	—	—	—	0.5	—	—
Foreign currency*	(4.5)	(3.3)	(0.8)	0.1	—	—	(0.5)

December 31, 2005	$386.3	$177.5	$49. 3	$41.2	$50.3	$46.8	$21.2

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Investment Performance

Retail (1)	% of AUM in Top Half of Peer Group as of December 31, 2005
	One-Year	Three-Year	Five-Year
U.S.	62%	34%	22%
Canada	14%	28%	90%
U.K.	72%	87%	83%
Continental Europe and Asia	66%	83%	60%

Institutional (2)	% of AUM in Top Half of Peer Group as of December 31, 2005
Equity	53%	53%	97%
Fixed Income	94%	93%	92%
Money Market	93%	93%	93%

Stable Value	Largest U.S. Stable Value manager with over $45 billion in assets under management. Outperformed cash benchmarks over all relevant periods.

Real Estate	100% of U.S. REIT and Direct Real Estate assets have outperformed their respective benchmarks over one-, three- and five-year periods.

Financial Structures	Named 2005 CDO Manager of the Year by Euromoney

(1)	Retail performance is based on Peer Rankings and AUM as of December 31, 2005. Sources include: Morningstar, Lipper and S&P Micropal.
(2)	Institutional includes representative products managed in Atlanta, New York, Frankfurt, Louisville and London. Performance is as of December 31, 2005. All underlying products have been compiled by following AIMR and GIPS standards.

In our U.S. Retail business, we have seen an improving one-year track record, with 62% of AUM in the top half of peers. The longer-term track record remains below our expectations, and therefore the U.S. Retail business continues to be an area of focus for our management team. Within U.S. Retail, our international funds had 85% of AUM in the top half of peers on a one-year basis, and the asset allocation solutions have also performed well. We have seen inflows in these, among other, products. During 2005, we evaluated, rationalized and merged several funds in the U.S. Retail product line to ensure that we are delivering the best possible investment solutions to our clients.

We have experienced a decline in investment performance in our Canadian Retail business due to certain of its portfolios being underweighted in the energy sector, a market segment that has experienced a recent and dramatic increase in valuation. 90% of the Canadian Retail AUM remains in the top half of peers on a five-year basis. The U.K. Retail business has produced particularly strong results across all measured time frames. The offshore product range, marketed in Continental Europe and Asia, is an important component of our diversified profile with more than 66% of its asset base performing in the top half of peer groups on a one-year basis.

In our institutional business, over 90% of our fixed income and money market assets beat their benchmarks over the one-, three- and five-year periods. Equity performance has been mixed, but a majority of AUM are performing ahead of benchmark on a five-year basis. We are the largest stable value manager, with over $45 billion in AUM. Our real estate business is outperforming benchmarks over all relevant periods, and our financial structures group was named 2005 CDO Manager of the Year by Euromoney.

International Financial Reporting Standards (IFRS)

Effective January 1, 2005, the company began recording its results of operations under IFRS. The date of the transition to IFRS is January 1, 2004, this being the start of the earliest period of comparative information required in the U.K., and accordingly the comparative period has been restated to apply IFRS on a consistent basis. Prior to this date, the company prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice (U.K. GAAP).

During 2004, the company carried out a review of IFRS to identify the changes to accounting policies that were necessary to comply with the new standards. The most significant changes affecting the company due to the IFRS transition are:

•	The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21);

•	The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);

•	The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);

•	The inclusion in the balance sheet of all employee benefit liabilities (IAS 19); and

•	The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service and advisory fees in the income statement separately from total revenues.

The underlying business transactions and cash flows of the company did not change upon the transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders’ funds from the U.K. GAAP figure at January 1, 2004 of $208.1 million. This reduction is due primarily to the redenomination of goodwill and management -contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of $276.4 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the year ended December 31, 2004, was a loss of $0.05 under IFRS, compared with a loss of $0.39 under U.K. GAAP.

Operating Results

2005 saw a 2.3% increase in net revenues (total revenues less third-party distribution, service and advisory fees) to $2,173.2 million (2004: $2,124.5 million). The main categories of revenues are as follows:

$ millions	2005	2004
Management	2,213.7	2,052.7
Service and distribution	538.2	593.3
Other	127.3	111.5

Total revenues	2,879.2	2,757.5
Third-party distribution, service and advisory fees	(706.0)	(633.0)
Net revenues	2,173.2	2,124.5

Management revenues increased 7.8% from 2004. INVESCO U.K. management revenues increased $139 million, AIM Canada management revenues increased $60 million and the management revenues for Private Wealth Management increased $12 million over 2004. These increases were offset by lower management revenues in AIM U.S. Service and distribution fees declined $55.1 million (9.3)% from 2004. The sale of the AMVESCAP Retirement business accounted for $30 million of this decline, as this business was included for the full 12 months in 2004 but only six and a half months in 2005. The remainder of the difference is a result of lower distribution and transfer agency fees in our U.S. Retail channel. Other revenues increased 14.2% over 2004, primarily due to the increase in transaction fees in our real estate group. Third-party distribution, service and advisory fees increased by $73.0 million, due to an increase in trail and renewal commissions.

During the fourth quarter of 2005, the company undertook an operating review and identified the steps required to move towards a more -integrated global investment manager. We are in the process of integrating the enterprise support functions, such as Human Resources, Finance, Legal and Compliance, and we are combining AIM and INVESCO’s managed account platforms. We also merged certain -client service functions across our retail business. As a result of this work, we took a restructuring charge of $75.7 million in 2005 and implemented measures that reduced headcount by 285. Included in this charge are costs incurred to eliminate some office space and streamline our product line. Based on the actions we have taken and those that we will take in 2006, we should be able to significantly decrease our total operating expenses and operate more efficiently. If the business environment experienced in 2005 does not change materially in 2006, we expect to decrease our operating expenses by approximately $120 million and reach an operating expense base of approximately $1,550 million in 2006, excluding the impact of the PowerShares acquisition and any unanticipated new initiatives. We expect 50% of the expense reduction to be realized in Compensation costs, with the remainder of the savings from decreases in Property and Office, Technology/-telecommunications, and General and Administrative costs.

Total operating expenses before the restructuring charge increased 3% in 2005. Compensation expenses increased $77.9 million from 2004, with $34.3 million in incremental amortization of share-related compensation programs, $11.8 million related to one-time recruiting costs, and the remainder due to staff salaries, bonus and benefit costs. Marketing costs increased 8.1% from 2004, largely due to increased advertising in the U.K. and U.S. Property and Office costs decreased $39.0 million for the year, primarily as a result of the $37.0 million -provision we took in 2004 for unused office space. Technology/-telecommunications costs decreased 6.5% from 2004, driven by the sale of the AMVESCAP Retirement business and generally lower headcount. General and Administrative costs increased 4.4% from 2004, primarily due to a $16.6 million goodwill impairment charge in the Private Wealth Management business.

Compensation continues to be the largest component of operating expenses, accounting for 62.5% of costs for 2005 (2004: 59.5%). Competitive compensation is critical for the success of AMVESCAP in attracting and retaining the highest caliber employees. The main categories of operating costs before the 2005 restructuring charge and the 2004 U.S. regulatory settlement, (the “Adjustments”), are as follows:

$ millions	2005	% of total	2004	% of total
Compensation	1,044.7	62.5%	966.8	59.5%
Marketing	139.5	8.3%	129.1	8.0%
Property and office	130.3	7.8%	169.3	10.4%
Technology/ telecommunications	139.0	8.3%	148.7	9.2%
General and administrative	219.4	13.1%	210.1	12.9%

	1,672.9	100.0%	1,624.0	100.0%

Our effective tax rate for 2005 was 40.7% (37.7% before the -restructuring charge) and was impacted by the lack of tax deductibility for certain expense items, including an $11.3 million expense associated with a capital infusion into our Taiwan bond funds.

The increase in revenues from 2004 to 2005 was offset by increased expenses, resulting in operating profit before Adjustments for 2005 remaining flat as compared to 2004. Diluted EPS before the restructuring charge was down by one cent.

In January 2006, we announced the acquisition of PowerShares Capital Management, which is expected to close in the second or third quarter of 2006. The 36 exchange-traded funds (ETFs) offered by PowerShares greatly complement our fund lineup and will expand the breadth of products we can offer our clients through AIM Investments.

The divisional income statements presented below are based on a set percentage -allocation of revenues, depending on whether the product is sold, managed, or serviced by the division. Divisions selling, managing or servicing a product received 40%, 40%, and 20% of the revenues for that product, respectively. This measurement of profitability represents the way in which the businesses historically operated prior to the beginning of 2006.

The following tables summarize revenues and profits by operating group before the Adjustments for the periods indicated.

	Year Ended December 31, 2005
$ millions	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$742.0	$(493.5)	$248.5
Canada	373.5	(163.2)	210.3

	1,115.5	(656.7)	458.8

INVESCO
U.S.	392.5	(290.4)	102.1
U.K.	422.7	(325.4)	97.3
Europe/Asia	126.4	(139.4)	(13.0)

	941.6	(755.2)	186.4

Private Wealth/ Retirement*	116.1	(149.5)	(33.4)
Corporate	—	(111.5)	(111.5)

Totals before restructuring charge	2,173.2	(1,672.9)	500.3
Restructuring charge	—	(75.7)	(75.7)

	$2,173.2	$(1,748.6)	$424.6

•	Portions of the Retirement division were sold during 2005.

	Year Ended December 31, 2004
$ millions	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$812.0	$(531.7)	$280.3
Canada	319.9	(145.6)	174.3

	1,131.9	(677.3)	454.6

INVESCO
U.S.	351.8	(258.9)	92.9
U.K.	345.1	(323.5)	21.6
Europe/Asia	142.7	(136.3)	6.4

	839.6	(718.7)	120.9

Private Wealth/ Retirement	153.0	(164.7)	(11.7)
Corporate	—	(63.3)	(63.3)

Totals before U.S. regulatory settlement	2,124.5	(1,624.0)	500.5
U.S. regulatory settlement	—	(413.2)	(413.2)

	$2,124.5	$(2,037.2)	$87.3

AIM U.S.

The AIM U.S. business reported net revenues of $742.0 million during 2005, compared with $812.0 million during 2004. The decline is due to an 8.4% decrease in average asset levels during 2005 and agreed-upon fee reductions as part of the U.S. regulatory settlement. Operating expenses declined by $38.2 million to $493.5 million in 2005. Operating profits were $248.5 million compared with $280.3 million in 2004. Operating profit margin for 2005 amounted to 33.5%, compared with 34.5% in the prior year. The group generated approximately $12.6 billion of inflows and had net outflows of $15.4 billion in 2005. Market gains of $5.1 billion partially offset these net outflows. AUM amounted to $128.0 billion at December 31, 2005, including $47.4 billion of institutional money market funds.

AIM CANADA

The AIM Trimark business reported net revenues of $373.5 million during 2005, compared with $319.9 million for the prior year. Operating profits were $210.3 million in 2005 compared with $174.3 million in 2004, and the operating profit margin was 56.3% in 2005. The group generated approximately $5.9 billion of inflows in 2005 and net inflows of $0.2 billion. Market gains were $2.2 billion for the year. As a result, average AUM increased 17.2% from 2004. AUM amounted to $39.1 billion at December 31, 2005.

INVESCO U.S.

The INVESCO U.S. business reported net revenues and operating profits of $392.5 million and $102.1 million in 2005, compared with $351.8 million and $92.9 million for 2004, respectively. Increased expenses, primarily due to higher compensation costs, offset a portion of the revenue increase. Operating profit margins decreased from 26.4% in 2004 to 26.0% in the current year. Average AUM for 2005 was $117.8 billion compared to $118.5 billion in 2004. The unit generated $16.7 billion in inflows during 2005, and recorded net outflows of $7.3 billion. AUM amounted to $117.7 billion at December 31, 2005.

INVESCO U.K.

INVESCO U.K.’s net revenues amounted to $422.7 million for 2005, compared with $345.1 million in 2004. Operating profits totaled $97.3 million for the current year compared to $21.6 million for the prior year. Operating expenses amounted to $325.4 million in 2005, compared with $323.5 million in 2004. The operating profit margin was 23.0% in 2005 (2004: 6.3%). Inflows for 2005 totaled approximately $19.0 billion, market gains totaled $8.8 billion, and net inflows were $7.1 billion for the year. AUM amounted to $61.3 billion at December 31, 2005.

INVESCO EUROPE/ASIA

INVESCO Europe/Asia’s net revenues amounted to $126.4 million for 2005, compared with $142.7 million in 2004. Operating losses totaled $13.0 million for the year ended December 31, 2005, versus an operating profit of $6.4 million for the prior year. Inflows for 2005 totaled $8.3 billion, market gains totaled $3.4 billion, and net outflows were $1.2 billion for the year. AUM amounted to $24.1 billion at December 31, 2005.

PRIVATE WEALTH MANAGEMENT/RETIREMENT

Net revenues for these businesses totaled $116.1 million in 2005, compared with $153.0 million in 2004. Operating losses totaled $33.4 million, compared to $11.7 million in 2004. The AMVESCAP Retirement business was sold in July 2005, and accordingly only six and a half months of the results of operations of this business are included in the 2005 financial statements. AUM were $16.1 billion at December 31, 2005. Net inflows for the group amounted to $0.4 billion for 2005.

CORPORATE

Corporate expenses include staff costs related to corporate -employees, as well as continued expenditures in company-wide -initiatives. The increase in costs over 2004 was the result of several factors, including one-time recruitment costs, increased share-related -compensation, termination costs and costs associated with increased focus on risk management.

OTHER INCOME AND EXPENSE ITEMS

As a result of the sale of the AMVESCAP Retirement business, a gain of $32.6 million was recorded in 2005. Loss on sale of assets, investments and foreign exchange includes a charge of $7.2 million related to the outsourcing of the defined contribution platform in the U.K. and an $11.3 million charge related to a capital infusion into our Taiwan bond funds. In addition, we incurred a non-cash loss of $6.8 million related to the foreign exchange revaluation of our senior notes into sterling. This loss was recorded pursuant to our adoption of International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” before the redenomination of our share capital and the change in our presentation currency from sterling to U.S. dollars.

Interest expense increased $4.0 million over 2004, the result of interest costs associated with the U.S. regulatory settlement payments made in 2005.

Business Realignment

Historically, AMVESCAP operated as a collection of diverse business units. Through the review of our operations, we determined that this operating model has impeded us from fully realizing the benefits of our global strengths. We are working to align ourselves internally in ways that will allow us to take full advantage of our global platform. One result of this realignment is that we will no longer manage business profitability under the divisional structure. Since the review of our -operations commenced late in 2005 and we only recently moved to our new alignment in 2006, we have presented our discussion of our operational and financial overview along the historical business unit format, as this is consistent with our previously disclosed business segmentation. In future disclosures, we expect to present the business under one operating segment, asset management, and will no longer -segregate the business under the historical business division format, as presented in this annual review.

Liquidity and Capital Resources

The ability to generate cash from operations in excess of capital expenditure and dividend requirements is one of our company’s -fundamental financial strengths. Operations continue to be financed from share capital, retained profits and borrowings. Our principal uses of cash flow, other than for operating expenses, include dividend payments, capital expenditures, acquisitions, purchase of shares in the open market and investments in certain new investment products.

Cash flows for the years ended December 31, 2005 and 2004, are summarized as follows:

$ millions	2005	2004
Cash flow from:
Operating activities	469.1	205.4
Investing activities	30.9	(107.0)
Financing activities	(286.9)	(126.7)

Increase/(decrease) in cash and cash equivalents	213.1	(28.3)
Cash and cash equivalents, beginning of year	546.9	563.3
Foreign exchange	(5.3)	11.9

Cash and cash equivalents, end of year*	754.7	546.9

*	Included in cash and cash equivalents are $266.1 million (2004: $290.3 million) of client cash and cash held to meet certain net capital requirements.

OPERATING CASH FLOWS

Operating cash flows are the result of receipts of investment management and other fees generated from AUM. The company participates in funding arrangements for the payment of mutual fund share sales commissions. Certain future revenue streams from asset-based and deferred redemption fees are sold by an external fund distribution entity to a bank at a purchase price equal to a percentage of the price at which each share of the fund is sold. Operating cash flows provide sources of funds to meet day-to-day operating expenses and future material commitments.

INVESTING CASH FLOWS

In our institutional business, we invest regularly as the general partner in collateralized debt obligation structures. During 2005, we invested $13.5 million (2004: $22.4 million) in new long-term capital investments and have committed $90.3 million (2004: $85.3 million) to fund our obligations under these programs at the end of December 2005. We received $7.7 million (2004: $0.3 million) in return of capital from such investments, including $4.4 million of capital returned related to the closure of two funds during the year.

During the fiscal years ended December 31, 2005 and 2004, our capital expenditures were $38.2 million and $51.6 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management -systems and fund tracking systems, improvements in computer -hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs related to leasehold improvements made to the various buildings and workspaces used in our offices.

Business acquisitions/disposals amounted to net inflows of $53.6 million in 2005 (2004: net outflows of $53.9 million).

FINANCING CASH FLOWS

Dividends

Dividend payments in 2005 of $134.1 million related to the interim dividend for 2005 and the final dividend from 2004 (2004: $135.7 million).

Our Board of Directors has recommended a final dividend of 5.5p per share, approximately $0.10 per share at an exchange rate of $1.74 per £1.00 (2004: 5.0p per share), resulting in a total dividend of 9.5p in 2005 (2004: 7.5p). The final dividend from 2005 will be paid, subject to approval by shareholders, on May 4, 2006. The ex-dividend date will be March 29, 2006. Future dividends will be declared in U.S. dollars.

The Board has a policy of managing dividends in a prudent fashion, with due consideration given to profit levels, covenant constraints and overall debt levels. Under the U.K. Companies Act 1985, as amended, our ability to declare dividends is restricted to the amount of our -distributable profits and reserves, which is the current and retained earnings of the Parent, on an unconsolidated basis. At December 31, 2005, distributable profits and reserves amounted to $568.0 million.

Debt

Our total indebtedness at December 31, 2005 is $1.2 billion. The debt proceeds have been used by the company to form part of the consideration paid for acquisitions and also for the integration of the acquired businesses over time. In December 2004, we completed a tender offer for $320.5 million of our original $400 million 6.6% senior notes. In May 2005, we repaid the $79.5 million remaining on these notes. In December 2004, we issued and sold $500 million in new senior notes: $300 million of five-year notes with a coupon of 4.5% due in 2009 and $200 million of 10-year notes with a coupon of 5.375% due in 2014. We also have outstanding $10 million of our 6.875% notes due December 15, 2006, $300 million of our 5.9% notes due 2007 and $350 million of our 5.375% notes due 2013. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital and other financial commitments.

On March 31, 2005, we entered into a new five-year $900 million credit facility with a group of lenders, which matures during 2010. The company draws and repays its credit facility balances and utilizes the credit facility for working capital and other cash needs. The financial covenants under our new credit agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters). The breach of any covenant would result in a default under the credit facility, which could lead to lenders requiring all balances under the credit facility, together with accrued interest and other fees, to be immediately due and payable. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt, transfer assets, merge, make loans and other investments and create liens. The coverage ratios, as defined in our credit facility, were as follows during 2005 and 2004:

2005	Q1	Q2	Q3	Q4
Debt/EBITDA	1.95	1.80	1.73	1.82
Coverage Ratio	8.00	7.58	7.53	8.13

2004	Q1	Q2	Q3	Q4
Debt/EBITDA	1.86	1.79	1.76	2.04
Coverage Ratio	8.91	9.66	9.51	8.42

Net debt (total debt less cash and cash equivalents balances, excluding client cash) at December 31, 2005, amounted to $733.7 million, -compared with $1,125.2 million at December 31, 2004. Earnings before interest, taxes, depreciation, amortization, the Adjustments and certain non-cash and other items (EBITDA), as defined in our credit facility, were $661.9 million, compared with $655.4 million in the prior year. Changes in our net debt position in 2005 are shown below.

$ millions	2005	2004	Increase/ (decrease)
Senior notes	1,152.2	1,230.6	(78.4)
Credit facility	70.0	151.0	(81.0)
Total Debt	1,222.2	1,381.6	(159.4)

Cash and cash equivalents, excluding client cash	(488.5)	(256.4)	(232.1)

Net Debt	733.7	1,125.2	(391.5)

We have received credit ratings of A3, BBB+, and BBB+ from Moody’s, Standard & Poor’s, and Fitch credit rating agencies, respectively. Although Standard & Poor’s has a “negative” outlook for the rating, the other two agencies have a “stable” outlook. Rating agency concerns focus on a few issues: our ability to earn our share of industry net inflows in light of inconsistent historical performance and our higher-than-peer levels of debt. Material deterioration of these factors (among others defined by each rating agency) could result in downgrades to our credit ratings, thereby limiting our ability to generate additional financing or receive mandates. Because credit facility -borrowing rates are not tied to credit ratings, and interest rates on outstanding senior notes are fixed, there is no direct correlation between changes in ratings and interest expense of the company. However, management believes that solid investment grade ratings are an important factor in winning and maintaining institutional business and strives to manage the company to maintain such ratings.

FINANCIAL COMMITMENTS

Financial commitments are as follows (payments due by period):

$ millions	Total	Within 1 year	1–3 years	3–5 years	More than 5 years
Total debt	1,222.2	10.0	299.4	367.9	544.9
Finance leases	0.1	0.1	—	—	—
Operating leases (1)	500.8	57.7	109.8	86.1	247.2
Defined benefit obligation	128.6	23.5	2.5	2.1	100.5
Acquisition provisions (2)	49.2	17.4	31.8	—	—

Total	1,900.9	108.7	443.5	456.1	892.6

(1)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.
(2)	Acquisition provisions reflect retention payments and earn-out arrangements associated with business acquisitions. Earn-out payments are based upon asset -retention levels at the payment dates and conclude in March 2007. Any payments not made are reversed against the related goodwill balances.

Note: The financial commitments table above does not include amounts related to the acquisition of PowerShares, which was announced in January 2006 and is expected to close in the second or third quarter of 2006.

AMVESCAP maintains approximately $31.1 million in letters of credit from a variety of banks. The letters of credit are generally one-year automatically-renewable facilities and are maintained for various reasons. Approximately $30.3 million of the letters of credit support office lease obligations. Although we generally do not guarantee the obligations of our subsidiaries, we have provided regulators in the U.S. with such a guarantee for the banking entities within our business.

The company has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures, except to the extent that the net assets of overseas -subsidiaries were hedged by foreign currency borrowings (prior to the change in presentation currency from sterling to U.S. dollars on December 8, 2005). As a result, the company’s financial statements may be impacted by movements in sterling, Canadian dollar and Euro exchange rates compared to the U.S. dollar. The company does not actively manage its currency exposures except in the offshore business, where foreign currency forward and swap contracts are purchased to hedge against foreign exchange rate movements during the four-day client money settlement period.

The company is subject to minimum regulatory capital requirements in most areas where it operates. After consultation with the U.K. Financial Services Authority (FSA), it has been determined that for the purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current European Union Directives. A sub-group of our European subsidiary companies is subject to these regulations, however, and we have provided -commitments to the FSA that we will meet these requirements.

The existing capital structure of the company, together with the cash flow from operations and borrowings under the credit facility, should provide the company with sufficient resources to meet present and future cash needs. We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

Certain Legal Proceedings

In October 2004, agreements were finalized with the United States Securities and Exchange Commission (SEC), the New York State Attorney General and other U.S. state regulators settling claims against IFG and AIM with respect to “market timing” of mutual funds. Multiple private lawsuits have been filed against various AMVESCAP-affiliated parties based primarily upon the allegations in the above settlements. Additional private lawsuits have been filed alleging that one or more of AMVESCAP’s funds charged excessive fees, engaged in unlawful distribution practices, or inadequately employed fair value pricing. Additional lawsuits or regulatory enforcement actions arising out of these circumstances may in the future be filed against AMVESCAP or its related entities in the U.S. or other jurisdictions. For a more -complete discussion of these matters, please see Note 26 to the -consolidated financial statements contained in the AMVESCAP 2005 Annual Report, which is available on the company Web site at www.amvescap.com.

Forward-Looking Statements

This annual review includes statements that constitute “forward-looking -statements” under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, AUM, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this annual review, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” and future or conditional verbs such as “will,” “may,” “could,” “should” and “would,” and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely on any -forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC’s Web site at www.sec.gov.

Consolidated Income Statement

Year ended December 31, $’000, except per share data	2005	2004
Revenues:
Management	$2,213,650	$2,052,664
Service and distribution	538,210	593,265
Other	127,358	111,562

Total Revenues	2,879,218	2,757,491
Third-party distribution, service and advisory fees	(705,981)	(633,030)
Net Revenues	2,173,237	2,124,461

Operating Expenses:
Compensation	(1,044,706)	(966,788)
Marketing	(139,560)	(129,098)
Property and office	(130,294)	(169,290)
Technology/telecommunications	(138,966)	(148,709)
General and administrative	(219,462)	(210,040)
Restructuring charge	(75,690)	—
U.S. regulatory settlement	—	(413,211)
Total Operating Expenses	(1,748,678)	(2,037,136)

Operating profit	424,559	87,325
Gain on sale of business	32,626	11,831
Investment income	23,359	29,891
Loss on sale of assets, investments and foreign exchange	(35,324)	(8,847)
Interest expense	(85,142)	(81,171)

Profit before taxation	360,078	39,029
Taxation – U.K.	(18,013)	(2,391)
Taxation – Overseas	(128,677)	(72,297)

Profit/(Loss) after taxation	213,388	(35,659)
Minority interests	(1,148)	(536)

Profit/(Loss) attributable to equity holders of the Parent	$212,240	$(36,195)

Earnings per share:
– basic	$0.27	$(0.05)
– diluted	$0.26	$(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004):
– basic and diluted	$0.34	$0.35
Dividends paid	$134,118	$135,681
Dividends proposed per share (pence)	5.5	p	5.0	p
Dividends proposed	$78,471	$78,645

Consolidated Balance Sheet

As of December 31, $’000	2005	2004
Non-current assets
Goodwill	$4,213,648	$4,317,391
Intangible assets	98,971	129,869
Property and equipment	180,044	226,987
Deferred sales commissions	78,944	110,982
Deferred tax assets	150,600	150,114
Investments	149,410	134,478

	4,871,617	5,069,821
Current assets
Trade and other receivables	749,181	844,358
Investments	1,202,076	958,524
Cash and cash equivalents	754,754	546,928
	2,706,011	2,349,810

Total assets	7,577,628	7,419,631

Current liabilities
Current maturities of long-term debt	(10,045)	(79,476)
Trade and other payables	(2,461,006)	(2,218,862)
Provisions	(52,108)	(28,449)
	(2,523,159)	(2,326,787)

Non-current liabilities
Long-term debt	(1,212,191)	(1,302,168)
Deferred tax liabilities	(43,496)	(36,655)
Provisions	(182,479)	(211,054)
	(1,438,166)	(1,549,877)

Total liabilities	(3,961,325)	(3,876,664)

Net assets	$3,616,303	$3,542,967

Equity
Share capital	$81,811	$388,953
Share premium	84,968	1,345,144
Shares held by employee trusts	(413,473)	(456,717)
Exchangeable shares	431,778	593,025
Retained earnings	638,739	571,574
Other reserves	2,789,187	1,098,467

Equity attributable to equity holders of the Parent	3,613,010	3,540,446
Minority interests	3,293	2,521

Total equity	$3,616,303	$3,542,967

These summary financial statements were approved by the Board of Directors on March 3, 2006, and were signed on its behalf by:

Charles W. Brady

Martin L. Flanagan

Loren M. Starr

Summary Cash Flow Statement

As of December 31, in thousands	2005	2004
Operating profit	$424,559	$87,325
Depreciation, amortization and goodwill impairment	94,463	92,522
Interest paid, net of investment income	(86,232)	(59,388)
Taxation	(118,789)	(133,113)
Change in other assets and liabilities	155,108	218,053

Net cash inflow from operating activities	469,109	205,399

Investing activities:
Capital Expenditure, net of sales	(35,995)	(50,583)
Sale/(purchase) of fixed asset investments, net	13,252	(2,533)
Dispositions and acquisitions	53,640	(53,884)

Net cash inflow/(outflow) from investing activities	30,897	(107,000)

Financing:
Issues of ordinary share capital	7,720	7,895
Purchases of shares held by employee share ownership trusts	—	(95,458)
Dividends paid	(134,118)	(135,681)
Net (repayment)/issuance of debt	(160,476)	96,563

Net cash outflow from financing activities	(286,874)	(126,681)

Increase/(decrease) in cash and cash equivalents	$213,132	$(28,282)
Foreign exchange	(5,306)	11,884
Cash and cash equivalents, beginning of period	546,928	563,326

Cash and cash equivalents, end of period	$754,754	$546,928

Independent Auditors’ Report to the Members of AMVESCAP PLC

We have examined the summary financial statements of AMVESCAP PLC and its consolidated subsidiaries for the year ended December 31, 2005 which comprise the Consolidated Income Statement, Consolidated Balance Sheet and Summary Consolidated Cash Flow Statement.

This report is made solely to AMVESCAP PLC’s members, as a body, in accordance with Section 251 of the Companies Act 1985. To the fullest extent required by the law, we do not accept or assume responsibility to anyone other than AMVESCAP PLC and its members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the summarized Annual Report in accordance with applicable law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the summarized Annual Report with the full annual accounts, Directors’ Report and Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarized Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

BASIS OF OPINION

We conducted our examination in accordance with Bulletin 1999/6 “The auditors’ statement on the summary financial statements” issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statements are consistent with the full annual accounts, Directors’ Report and Directors’ Remuneration Report of AMVESCAP PLC for the year ended December 31, 2005 and comply with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP

Registered Auditor

London

March 3, 2006

Information for U.S. Shareholders

Reconciliation to U.S. Accounting Principles

The company prepares its consolidated financial statements in -accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from U.S. generally accepted accounting principles (U.S. GAAP).

The following is a summary of material adjustments to profit and shareholders’ funds, which would be required if U.S. GAAP had been applied instead of IFRS.

$’000, except per share data	2005	2004
Profit (loss) after minority interests (IFRS)	$212,240	$(36,195)
Redundancy and reorganizations (A)	7,527	(69,361)
Taxation (B)	(3,206)	25,916
Share-based payments (C)	12,010	1,557
Other(D)	(5,000)	(7,811)
Net income (U.S. GAAP)	$223,571	$(85,894)

Earnings per share (U.S. GAAP):
– basic and diluted	$0.28	$(0.11)

Shareholders’ funds, equity interests (IFRS)	$3,616,303	$3,542,967
Non-current assets:
Goodwill (E)	1,891,716	1,948,470
Deferred taxation	(9,125)	9,322
Investments – Other	—	5,472
Current liabilities:
Accruals and other – redundancy and reorganizations (A)	16,059	8,532
Provisions – other	2,448	7,448

Shareholders’ equity (U.S. GAAP)	$5,517,401	$5,522,211

Note A. Redundancy and Reorganizations

Certain amounts provided relating to redundancy and reorganization initiatives under IFRS must be expensed over the period of the related initiative under U.S. GAAP.

Note B. Taxation

Income tax expense under US GAAP is different from that computed under IFRS due to deferred tax expense associated with certain accrued provisions that are expensed in the year accrued under IFRS whereas for US GAAP the provision is not expensed until incurred. In addition, deferred tax expense associated with certain share based payment expense has been adjusted to reflect the removal of the IFRS 2 expense from the US GAAP income statement under APB 25.

Deferred tax assets and liabilities under U.S. GAAP have been adjusted to reflect the accrued provision and share-based payment differences described above. The primary differences in the computation of deferred tax assets and liabilities under FAS 109 versus IAS 12 relate to share based payments. FAS 109 computes the deferred tax asset based on the income statement expense whereas IAS 12 computes the deferred tax asset with reference to the share price at the measurement date.

Note C. Share-Based Payment

Equity-settled share-based awards are measured at fair value and are amortized under IFRS. This expense is removed from the U.S. GAAP income statement under APB 25.

Note D. Other

Other adjustments include accounting differences relating to interval fund amortization and investment valuation for 2004. The company did not adopt IAS 39, “Financial Instruments and Measurement,” until January 1, 2005. Therefore during 2004, the investment balances were still carried under the U.K. GAAP basis (lower of cost or net -realizable value).

Note E. Goodwill

The company transitioned from U.K. GAAP to IFRS at January 1, 2004. Prior to this date, the U.K. GAAP treatment of goodwill arising on acquisitions prior to 1998 was to eliminate it directly against reserves. These amounts remain in reserves under IFRS. Goodwill arising in 1998 and after was capitalized and amortized through the transition date to IFRS. Integration-related amounts were expensed directly to the profit and loss account.

Under U.S. GAAP, the amortization of goodwill and indefinite-lived intangible assets ceased at January 1, 2002, and the balances are carried forward at cost less provision for impairment in value. There is therefore a two-year period (2002 and 2003) under which the IFRS goodwill balances were amortized, while the U.S. GAAP balances were not. Definite-lived intangible assets are amortized over their estimated useful lives. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid.

Summary Directors’ Report

An interim ordinary dividend of 4.0p per ordinary share was paid on October 12, 2005, and a final ordinary dividend of 5.5p per ordinary share will be submitted for the approval of shareholders at the Annual General Meeting to be held on April 27, 2006. If approved, this dividend will be paid on May 4, 2006, to shareholders on the register as of March 31, 2006, which is the record date.

On March 3, 2006, the company was formally notified by the chairman of his wish not to seek re-election to the Board at the Annual General Meeting on April 27, 2006, in order to facilitate the appointment of a new non-executive chairman. The Board has elected Mr. Rex Adams to the position of chairman with effect from the conclusion of the Annual General Meeting.

The AMVESCAP 2005 Annual Review does not contain sufficient -information to allow a full understanding of the results of AMVESCAP PLC and its consolidated subsidiaries (“AMVESCAP”) and state of affairs of AMVESCAP as that provided by the full annual accounts, the auditors’ report on those accounts and the Directors’ Report. The Annual Report also contains a business review in the Chairman’s Letter and the Business and Financial Overview. Shareholders may obtain, free of charge, a copy of the AMVESCAP 2005 Annual Report and may also elect to receive a copy of the Annual Report in future years by notifying the company secretary at the registered address or via Capita Registrars. Shareholders may also obtain the Annual Report directly from the company Web site at www.amvescap.com.

The auditors’ report on the full financial statements of AMVESCAP for the year-ended December 31, 2005, is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Summary Remuneration Report

We strive to have remuneration policies and programs that enable us to recruit, retain and motivate the very top caliber talent needed to compete in the global marketplace. We believe that our ability to compete for this talent has an important impact on the long-term success of our company.

The remuneration policy for AMVESCAP is based on several key factors, including:

(a)	High emphasis on pay-for-performance and “at risk” compensation. Compensation levels reflect both our company’s performance and industry-wide competitive norms, with a heavy emphasis on pay for performance and “at risk” compensation.

(b)	With the exception of legacy plans which are closed to new members, and in keeping with the emphasis on tying rewards to performance, the company does not provide traditional defined benefit pension plans based on age and service. Executives rely upon “at risk” variable compensation and stock incentive awards to finance their future pensions, with funding from the company being at only nominal levels.

(c)	Alignment between management and shareholders. The committee believes that senior executives should have a significant ownership position in the company, and our remuneration policies are designed to achieve that goal, thereby assuring alignment of interests between management and shareholders.

(d)	Emphasis on earnings per share performance for stock-based compensation. Awards of options under the AMVESCAP 2000 Share Option Plan and a portion of the restricted stock under the Global Stock Plan are subject to growth in earnings per share -performance targets.

(e)	Non-executive establishment of executive variable compensation. The committee sets the annual variable compensation levels for each member of the Executive Management Committee, including the executive directors, as well as a total variable compensation pool for the Global Partners.

On August 1, 2005, the company appointed Mr. Martin L. Flanagan as chief executive officer. Compensation for Mr. Flanagan is geared heavily towards performance. Mr. Flanagan has entered into an employment contract commencing on July 12, 2005, for an initial four-year period that is, thereafter, terminable with a one-year notice.

With the exception of Mr. Flanagan, executive directors and other members of senior management are employed under continuing -contracts of employment which can be terminated by either party under notice provisions of up to one year. The remuneration of non-executive directors is determined by the Board as a whole.

Compensation for members of the Executive Management Committee, including participation in the share-based plans and bonus arrangements, are determined by the Remuneration Committee. Since the company’s business relies almost entirely upon intellectual capital, the Board considers that there are very significant risk factors associated with the retention, recruitment and incentivization of its key people. The company continues to undergo a period of transition, and the Remuneration Committee, in making decisions relating to executive compensation, were conscious of the risks associated with this.

Variable cash compensation for the current executive group (excluding the chairman and chief executive officer) reflects the greater emphasis being placed this year on awards of performance-based restricted stock to ensure that the appropriate retention and incentivization mechanisms are in place.

No share option awards were made in 2005 to any member of the Board or Executive Management Committee. The company made awards of performance-based restricted stock during the year which is subject to the satisfaction of performance conditions relating to the attainment of cumulative EPS growth targets reflecting a compound annual growth rate of between 10% and 15% per annum during a three-year period from the end of 2005.

EXECUTIVE CHAIRMAN

During the year the chairman demonstrated exceptional leadership during a particularly difficult period in the history of the company, including managing an opportunistic hostile approach and the recruitment and transfer of succession to a new chief executive officer. While the Remuneration Committee concluded that it would not make any stock-based incentive awards to the chairman, it was considered to be appropriate to make a bonus award which reflected the very effective work which the chairman had successfully concluded in the year. Accordingly, the Remuneration Committee considered that a bonus award of $9 million was appropriate.

In considering the level of bonus award, the Remuneration Committee also reviewed the total compensation (1) of the chairman against a peer group of other chief executive officers of 18 comparable asset management companies ranging in size by assets under management and geography, utilizing independently sourced data from McLagan Partners. The table below shows the total compensation of the chairman relative to this peer group in the last five-year period.

(1)	Total compensation amounts shown for the AMVESCAP chairman include options valued at 33% of their nominal grant value. While this valuation approach is not endorsed by AMVESCAP, it does conform with the approach used by McLagan Partners and, thus, provides comparability between AMVESCAP’s pay and the competitive market.
(2)	Market data shown for 2005 are projected amounts provided independently by McLagan Partners.

On March 3, 2006, the company was formally notified by the chairman of his wish not to seek re-election to the Board at the Annual General Meeting on April 27, 2006, in order to facilitate the appointment of a new non-executive chairman. While the Board had expected (and hoped) that the chairman would continue until the normal Board retirement age of 72 years, the Board considered, in the light of his decision, that it would be essential to (a) appoint a new chairman from among the existing group of non-executives and (b) that any new appointee to the position should continue to have access, along with the CEO and other senior management, to the counsel and services of the chairman for a suitable period of time going forward in order to facilitate stability and continuity within the organization. In order to secure the services of Mr. Brady, to ensure the effective transition to a new non-executive chairman, the continued successful transition to the CEO, and to assist with future governance changes, the chairman will continue as an employee of the group at a reduced level of compensation. The Board has also decided to confer the title of “Chairman Emeritus” upon Mr. Brady. This will be an honorary title only, conferring no special rights or privileges. There will also be no future entitlement to stock awards under any of the arrangements described.

The Board has elected Mr. Rex Adams to the position of Chairman with effect from the conclusion of the Annual General Meeting.

The following chart compares the average cash compensation of the executive members of the Board against earnings per share before the restructuring charge (2005), the U.S. regulatory settlement (2004) and goodwill amortization and exceptional items (2003, 2002 and 2001), as derived from the accounts for each of the five years ended December 31, 2005.

[CHART APPEARS HERE]

The numbers of Board member executives in each year shown were: 2001: 8; 2002: 7; 2003: 7; 2004: 6; 2005: 6.

Figures include pension payments and a one-time “make whole” payment in 2005 to Mr. Flanagan in respect of compensation and stock incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.

Total emoluments, including the payment referred to above received by AMVESCAP PLC directors were $31.9 million (2004: $7.0 million), including $9.6 million for the chairman and $14.2 million for the -highest paid director. Total emoluments comprise fees paid to the non-executive directors and, for executive directors, salary, variable compensation and benefits earned during the year. No share option awards were made in 2005 to any executive director of the company or other member of the Executive Management Committee. No director exercised any share options during the year.

There were six directors in 2005 (2004: six) who were members of AMVESCAP pension schemes. Pension contributions received by AMVESCAP PLC directors were $190,000 in 2005 (2004: $173,000) including $21,000 for the highest paid director.

The following chart compares AMVESCAP’s total shareholder return for the last five years against the S&P 500 Composite gross total return index, being the principal index against which the company’s performance is benchmarked in light of the very small U.K.-quoted comparator group for the company. Of the approximately 50 asset managers with more than $250 billion in assets under management, only seven are independent; therefore, this index represents the best benchmark for AMVESCAP’s overall performance.

TSR shown in the chart below has been presented in accordance with the requirements of the Companies Act (1985). (Source: Datastream) As AMVESCAP is a constituent of the FTSE 100 index, relative total shareholder return data is also shown for the assistance of the reader.

[CHART APPEARS HERE]

AMVESCAP’s relative total shareholder return figures against the S&P 500 and FTSE 100 indices over the following additional periods are shown in the table below.

	April 1, 1992*	January 1, 2005	August 1, 2005**	December 31, 2005	February 28, 2006
AMVESCAP	100	671.5	907.2	949.3	1157.1
	—	100	135.1	164.2	172.3

S&P 500	100	381.27	395.83	403.27	415.07
	—	100	102.98	107.69	107.98

FTSE 100	100	309.16	346.79	373.42	386.21
	—	100	112.17	123.87	124.92

(Source: Datastream)

*	Date of appointment of Charles W. Brady as chief executive officer
**	Date of appointment of Martin L. Flanagan as chief executive officer

Board of Directors

The company’s Board of Directors consists of the following individuals:

Rex D. Adams

Sir John Banham

Charles W. Brady

Joseph R. Canion

Dr. Thomas R. Fischer

Martin L. Flanagan

Robert H. Graham

Denis Kessler

Edward P. Lawrence

Bevis Longstreth

J. Thomas Presby

James I. Robertson

John D. Rogers

Rex D. Adams (65) Non-Executive (USA) (b, c, d)

Rex Adams has served as a non-executive director of our company since November 2001 and is chairman of the Remuneration Committee. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration. He joined Mobil International in London in 1965 and served as vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Allegheny Corporation, the Public Broadcasting Service (PBS) and Vintage Petroleum.

Sir John Banham (65) Non-Executive (U.K.) (b, c, d)

Sir John Banham has served as a non-executive director of our -company since 1999 and is chairman of the Nomination and Corporate Governance Committee. Sir John was director general of the Confederation of British Industry from 1987 to 1992, a director of National Power and National Westminster Bank from 1992 to 1998, chairman of Tarmac PLC from 1994 to 2000, chairman of Kingfisher PLC from 1995 to 2001 and chairman of Whitbread PLC from 2000 to 2005. He is currently the chairman of Geest plc, Johnson Matthey, Cyclacel and Spacelabs Healthcare. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

Charles W. Brady (70) Chairman (USA) (c)

Charles Brady is chairman of the Board of Directors of our company, a position he has held since 1993. He was chief executive officer from 1992 to 2005 and has been a director of our company since 1986. He was a founding partner of INVESCO Capital Management, Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a B.S. from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a trustee of the Georgia Tech Foundation, a member of the Advisory Board for the College of Management at the Georgia Institute of Technology, a member of the Board of Councilors for the Carter Center and a director of the National Bureau of Asian Research.

Joseph R. Canion (61) Non-Executive (USA) (b, c, d)

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of A I M from 1991 to 1997, when A I M merged with INVESCO. Since 1992, Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and continues to serve as its chairman. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is on the Board of Directors of BlueArc, chairman of the Houston Technology Center and on the Board of Advisors of Sternhill Partners.

Dr. Thomas R. Fischer (58) Non-Executive (Germany) (b, c, d)

Dr. Thomas Fischer has served as a non-executive director of our company since February 2004. He is chairman of the Managing Board at WestLB AG and began his career working for Varta Batterie AG before joining Deutsche Bank AG in 1985 as deputy director of corporate development. While at Deutsche Bank, he assumed a number of jobs with increasing responsibility, ultimately serving as chief operating officer and a member of the Management Board. Dr. Fischer is a member of the Audi AG, AXA Konzern AG, DekaBank Deutsche Girozentrale, Hapag-Lloyd AG, HSH Nordbank AG, Kreditanstalt für Wiederaufbau (KfW), RWE AG (chairman) and Weberbank Actiengesellschaft -(chairman) Boards as a non-executive director, and is president of the Association of German Public Sector Banks. He holds a Ph.D. in business economics from the University of Freiburg.

Martin L. Flanagan (45) President & Chief Executive Officer (USA) (a)

Martin Flanagan has served as president and chief executive officer, and a member of the Board of Directors of our company since August 2005, and is a member of the Executive Management Committee. He came to our company from Franklin Resources, Inc. where he was president and co-chief executive officer from January 2004 to July 2005, Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. He began his investment management career at Templeton in 1983. Mr. Flanagan received a B.A. and BBA from Southern Methodist University (SMU). He is a chartered financial analyst and certified public accountant. He serves as current chairman of the Investment Company Institute and a member of the Executive Board at the SMU Cox School of Business.

Robert H. Graham (59) Vice Chairman of AMVESCAP and Chairman of AIM Division (USA) (a)

Robert Graham has served as vice chairman of the Board of Directors of our company since February 2001, a director of our company since 1997, chief executive officer of the Managed Products Division from 1997 to 2001 and a member of the Executive Management Committee since March 1999. Mr. Graham is chairman of the AIM Division, which includes A I M Management Group Inc., a company he co-founded in 1976. Mr. Graham received a B.S., an M.S. and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute.

Denis Kessler (53) Non-Executive (France) (b, c, d)

Denis Kessler has served as a non-executive director of our company since March 2002. A noted economist, Mr. Kessler is chairman and chief executive officer of SCOR. He is chairman of the Boards of Directors of SCOR U.S. Corporation, SCOR LIFE U.S. Re Insurance Company and SCOR Reinsurance Company, and serves as a member of the Boards of Directors of Dexia SA, BNP Paribas SA, Bollore Investissement SA, Dassault Aviation and Cogedim SAS. Mr. Kessler received a diplome from the Paris Business School (HEC) and Doctorat d’Etat in economics from the University of Paris.

Edward P. Lawrence (64) Non-Executive (USA) (b, c, d)

Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm’s trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the Board of the Attorneys’ Liability Assurance Society, Ltd., is chairman of the Board of the Massachusetts General Hospital and is a trustee of Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

Bevis Longstreth (72) Non-Executive (USA) (b, c, d)

Bevis Longstreth has served as a non-executive director of our company since 1993 and is chairman of the Audit Committee. Mr. Longstreth was a partner at Debevoise & Plimpton LLP from 1970 to 1981, and from 1984 to 1997. He was a commissioner of the Securities and Exchange Commission from 1981 to 1984. In 1999, Mr. Longstreth was appointed by the Public Oversight Board to the Panel on Audit Effectiveness, which conducted a study resulting in a report calling for major audit reform. In 2004, he was appointed by the newly empowered Public Company Accounting Oversight Board to its Standing Advisory Group, where he served through 2005. Mr. Longstreth is a frequent writer on issues of corporate governance, banking and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School, trustee of the College Retirement Equities Fund (CREF) and a director of Grantham, Mayo, Von Otterloo & Co., LLC.

J. Thomas Presby (66) Non-Executive (USA) (b, c)

Thomas Presby has served as a non-executive director of our company since November 2005. Prior to his retirement in 2002, Mr. Presby was deputy chairman and chief operating officer with Deloitte Touche Tohmatsu. He is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, American Eagle Outfitters, FIRE Solutions, Inc. and The German Marshall Fund of the USA. He received a B.S. in electrical engineering from Rutgers and an M.S. in industrial administration from Carnegie Mellon University Graduate School of Business. Mr. Presby is a certified public accountant.

James I. Robertson (48) Executive Vice President of AMVESCAP and Chief Executive Officer of AMVESCAP Group Services (U.K.) (a)

James Robertson has served as a member of the Board of Directors of our company since April 2004 and member of the Executive Management Committee of our company since March 1999. He was chief financial officer from April 2004 to October 2005. Mr. Robertson joined our company as director of finance and corporate development for INVESCO’s Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and has served as chief executive officer of AMVESCAP Group Services, Inc. since 2001. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers (44) Executive Vice President of AMVESCAP and Chief Executive Officer of INVESCO Division (USA) (a)

John Rogers has served as a member of the Board of Directors of our company since March 2005, chief executive officer of the INVESCO Division since January 2003 and a member of the Executive Management Committee of our company since December 2000. He joined the -company as chief investment officer and president of INVESCO’s Tokyo office in 1994 and became chief executive officer and co-chief investment officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a B.A. cum laude from Yale University and an M.A. from Stanford University. He is a chartered financial analyst.

(a)	Member of the Executive Management Committee
(b)	Member of the Audit Committee
(c)	Member of the Nomination and Corporate Governance Committee
(d)	Member of the Remuneration Committee

Note: Country listed denotes citizenship.

COMPANY SECRETARY: Michael S. Perman, FCIS

Executive Management Committee

In addition to Messrs. Flanagan, Graham, Robertson and Rogers -(biographical information is set forth above under “Board of Directors”), the -company’s Executive Management Committee consists of the following individuals:

Kevin M. Carome (49) General Counsel (USA)

Jean-Baptiste de Franssu (42) Chief Executive Officer of INVESCO Continental Europe (France)

Karen D. Kelley (45) President of Fund Management Company and Director of Cash Management of AIM Division (USA)

Andrew T.S. Lo (44) Chief Executive Officer of INVESCO Asia Pacific (China)

John “Jack” S. Markwalter Jr. (46) Chief Executive Officer of Private Wealth Management Division (USA)

David A. Ridley (53) Chief Executive Officer of INVESCO Real Estate (USA)

Loren M. Starr (44) Senior Vice President & Chief Financial Officer (USA)

Philip A. Taylor (51) Chief Executive Officer of AIM Trimark Investments (Canada)

Mark H. Williamson (54) Executive Vice President of AMVESCAP and Chief Executive Officer of AIM Division (USA)

Robert J. Yerbury (59) Chief Executive Officer & Chief Investment Officer of INVESCO PERPETUAL (U.K.)

AMVESCAP    Global Partners

Global Partners* are AMVESCAP’s most senior managers and investment professionals, representing the highest level of leadership and skills within the organization. Members of the global partnership are nominated by their business units, elected by the global partners and approved by the Executive Management Committee.

Judith Adams

Robert G. Alley

Mary B. Arroll

George Baumann II

Karl G. Bayer

Richard A. Berry

Kenneth R. Bowling

Charles W. Brady

Patrick R. Bray

Michael A. Bredlau

Laurie A. Brignac

Scott P. Brogan

Edward P. Burke

Kevin M. Carome

Ian A. Carstairs

Paul Causer

Rex Chong

John S. Cooper

Mark A. Cox

M. Kevin Cronin

Andrew J. Crossley

W. Lindsay Davidson

Jean-Baptiste de Franssu

John H. Deane

Sam DeKinder

R. Scott Dennis

Sidney M. Dilgren

Mark C. Dowding

Charles DuBois

Karen Dunn-Kelley

Peter E. Ehret

Juliet S. Ellis

Roderick G. H. Ellis

David N. Farmer

Patrick Farmer

J. Philip Ferguson

Martin L. Flanagan

Michael Fraikin

Jan H. Friedli

William J. Galvin

Michele T. Garren

Alain Gerbaldi

Carolyn L. Gibbs

Robert H. Graham

Erik B. Granade

Mark D. Greenberg

John G. Greenwood

James F. Guenther

Ian Hardacre

David A. Hartley

William Henderson

David E. Hessel

Benjamin A. Hock, Jr.

Wayne G. Holbrook

Kirk F. Holland

Jason T. Holzer

William Hoppe, Jr.

Heather Hunter

Peter Intraligi

Richard Jenkins

Stephen M. Johnson

Patricia F. Johnston

Russell Kamp

Stuart Kaye

Geoffrey V. Keeling

William R. Keithler

Douglas B. Kidd

Bernhard Langer

Jeremy Lefkowitz

Hwa Dong Liang

T. S. Andrew Lo

Geoffrey MacDonald

Lawrence E. Manierre

John S. Markwalter, Jr.

Mark E. McMeans

Paul S. Michaels

Lyman Missimer

David J. Nardecchia

Gene L. Needles, Jr.

Clas G. Olsson

Randy G. Paas

Michael S. Perman

Alessandro Piol

Graeme J. Proudfoot

Paul J. Rasplicka

Paul E. Read

David A. Ridley

Patrick Rivière

James Robertson

Joe V. Rodriguez, Jr.

John D. Rogers

John Rowland

Lanny H. Sachnowitz

Parag Saxena

Leslie A. Schmidt

Mitchell D. Schultz

John S. Segner

Rhonda J. Seguin

Matthew W. Seinsheimer

Robert L. Shoss

Barrett K. Sides

Michael J. Simon

Ronald S. Sloan

Bret W. Stanley

Kent A. Starke

Loren M. Starr

James E. Stueve

Max N. Swango

Philip A. Taylor

Jeffrey S. Thomas

Anna S. M. Tong

Ian J. Trevers

Benjamin M. Utt

Chris E. Utz

Drew E. Wallace

Meggan M. Walsh

David Warren

Gary K. Wendler

Scott B. Widder

Mark H. Williamson

Neil R. Woodford

Michael L. Yellen

Robert J. Yerbury

James Young

*	As of March 3, 2006

Company Directory

PARENT REGISTERED OFFICE

AMVESCAP PLC

30 Finsbury Square

London

EC2A 1AG

United Kingdom

Tel: (44) 0 20 7638 0731

Fax: (44) 0 20 7065 3962

Company Number: 308372

Operating Subsidiaries

USA

A I M Management Group Inc.

11 Greenway Plaza

Suite 100

Houston

Texas 77046-1173

USA

Tel: (1) 713 626 1919

Fax: (1) 713 993 9890

INVESCO Institutional (N.A.), Inc.

INVESCO Global Asset Management (N.A.), Inc.

One Midtown Plaza

1360 Peachtree Street N.E.

Suite 100

Atlanta

Georgia 30309

USA

Tel: (1) 404 892 0896

        (1) 404 439 4910

Fax: (1) 404 892 4817

        (1) 404 962 8261

INVESCO Institutional (N.A.), Inc.

101 Federal Street

8th Floor

Boston

Massachusetts 02110

USA

Tel: (1) 617 345 8200

Fax: (1) 617 261 4560

The Aegon Building

400 West Market Street

Suite 3300

Louisville

Kentucky 40202

USA

Tel: (1) 502 589 2011

Fax: (1) 502 589 2157

INVESCO Real Estate

Three Galleria Tower

Suite 500

13155 Noel Road

Dallas

Texas 75240

USA

Tel: (1) 972 715 7400

Fax: (1) 972 715 7474

INVESCO Senior Secured Management, Inc.

INVESCO Private Capital, Inc.

1166 Avenue of the Americas

27th Floor

New York

New York 10036

USA

Tel: (1) 212 278 9000

Fax: (1) 212 278 9619 / 9822

Atlantic Trust Private Wealth Management

1170 Peachtree Street NE

Suite 2300

Atlanta

Georgia 30309-7649

USA

Tel: (1) 404 881 3400

Fax: (1) 404 881 3401

100 Federal Street

Floor 37

Boston

Massachusetts 02110-1802

USA

Tel: (1) 617 357 9600

Fax: (1) 617 357 9602

50 Rockefeller Plaza

15th Floor

New York

New York 10020-1605

USA

Tel: (1) 212 259 3800

Fax: (1) 212 259 3888

Three Embarcadero Center

Suite 1600

San Francisco

California 94111-4019

USA

Phone: (1) 415 433 5844

Fax: (1) 415 397 6639

Atlantic Trust Stein Roe

One South Wacker Drive

Suite 3500

Chicago,

Illinois 60606-4614

USA

Tel: (1) 312 368 7700

Fax: (1) 312 368 8136

1330 Avenue of the Americas

30th floor

New York

New York 10019-5402

USA

Tel: (1) 212 489 0131

Fax: (1) 212 307 0270

AMVESCAP National Trust Company

One Midtown Plaza

1360 Peachtree Street, N.E.

Atlanta

Georgia 30309

USA

Tel: (1) 800 774 1205

Fax: (1) 404 479 2955

CANADA

AIM Funds Management Inc.

5140 Yonge Street

Suite 900

Toronto

Ontario M2N 6X7

Canada

Tel: (1) 800 874-6275

        (1) 416 590 9855

Fax: (1) 416 590 9868

        (1) 800 631 7008

UNITED KINGDOM

INVESCO Asset Management Limited

INVESCO Fund Managers Limited

INVESCO Pensions Limited

30 Finsbury Square

London

EC2A 1AG

United Kingdom

Tel: (44) 0 20 7065 4000

Fax: (44) 0 20 7638 0752

INVESCO Park

Henley-on-Thames

Oxfordshire

RG9 1HH

United Kingdom

Tel: (44) 0 1491 417 000

Fax: (44) 0 1491 416 000

INVESCO Real Estate

10 Mount Row

London

W1K 3SD

United Kingdom

Tel: 44 (0) 20 7543 3500

Fax: 44 (0) 20 7543 3588

CONTINENTAL EUROPE

INVESCO CE Services S.A.

The Blue Tower

Avenue Louise 326

1050 Brussels

Belgium

Tel: (32) 2 641 0151

Fax: (32) 2 641 0160

INVESCO Asset Management

Oesterreich GmbH

Rotenturmstrasse 16-18

101091 Vienna

Austria

Tel: (43) 1 316 202 0500

Fax: (43) 1 316 204 2020

INVESCO Asset Management S.A.

22 rue de la Tremoille

75008 Paris

France

Tel: (33) 1 56 62 43 00

Fax: (33) 1 52 62 44 74

INVESCO Asset Management Deutschland GmbH

INVESCO Kapitalanlagegesellschaft mbH

Bleichstrasse 60-62

60313 Frankfurt

Germany

Tel: (49) 69 29 80 70

Fax: (49) 69 29 80 71 59

INVESCO Real Estate GmbH

Maffeistrasse 3

80333 Munich

Germany

Tel: (49) 89 2060 6000

Fax: (49) 89 2060 6010

INVESCO Asset Management Ireland Limited

1st Floor

George’s Quay House

Townsend Street

Dublin 2

Ireland

Tel: (353) 1 439 8000

Fax: (353) 1 439 8400

INVESCO Asset Management S.A. (Branch Office)

Via Cordusio, 2

20123 Milan

Italy

Tel: (39) 02 880741

Fax: (39) 02 88074 391

INVESCO International Limited

P.O. Box 1588

40 Esplanade

St. Helier

Jersey JE4 2PH

Channel Islands

Tel: (44) 0 1534 607 600

Fax: (44) 0 1534 510 510

INVESCO Asset Management S.A. (Representative Office)

J.C. Geesinkweg 999

1096 AZ Amsterdam

The Netherlands

Tel: (31) 20 573 0860

Fax: (31) 20 664 5845

INVESCO Asset Management S.A., (Branch Office)

Calle Recoletos 15, Piso 1

28001 Madrid

Spain

Tel: (34) 902 510 907

Fax: (34) 902 510 876

INVESCO Asset Management (Switzerland) Ltd

Genferstrasse 21

8027 Zurich

Switzerland

Tel: (41) 1 287 9000

Fax: (41) 1 287 9010

INVESCO Real Estate sro

Praha City Centre

Klimentska 46

11002 Prague 1

Czech Republic

Tel: (42) 0227 202 420

Fax: (42) 0227 202 430

ASIA PACIFIC

INVESCO Hong Kong Limited

INVESCO Asset Management Asia Limited

32nd Floor, Three Pacific Place

1 Queen’s Road East

Hong Kong

Tel: (852) 3128 6000

Fax: (852) 3128 6001

INVESCO Australia Limited

Level 26

333 Collins Street

Melbourne

Victoria 3000

Australia

Tel: (613) 9611 3600

Fax: (613) 9611 3800

INVESCO Asset Management (Japan) Limited

16th Floor

Imperial Tower

1-1-1, Uchisaiwai-cho

Chiyoda-ku

Tokyo 100-0011

Japan

Tel: (81) 3 3506 6800

Fax: (81) 3 3506 6811

INVESCO Asset Management Singapore Ltd

6 Battery Road

#15-02

Singapore 049909

Tel: (65) 6538 8166

Fax: (65) 6538 8266

INVESCO Asset Management Asia Limited (Representative Office)

INVESCO Taiwan Limited

10F, No. 122 Tun Hua North Road

Taipei 105

Taiwan, R.O.C.

Tel: (886) 2 2719 7890

Fax: (886) 2 2719 7900

INVESCO Great Wall Fund Management Company Limited (Joint Venture)

16th Floor, CITIC Tower, CITIC City Plaza

1093 Shennan Road Central

Shenzhen, 518031

People’s Republic of China

Tel: (86) 755 8237 0388

Fax: (86) 755 2598 7352

INVESCO Asset Management Limited (Branch Office)

PO Box 31303

Level 42

Jumeirah Emirates Towers

Dubai

United Arab Emirates

Tel: (971) 4 3197481

Fax: (971) 4 3197474

Notes

1.	All of the companies listed herein have been consolidated within the AMVESCAP PLC financial statements for the year.

2.	When dialing into the United Kingdom from overseas, the “0” in front of the area code should be excluded.

3.	A complete list of all offices can be found at www.amvescap.com.

General Shareholders’ Information

SHARE PRICE INFORMATION

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites. AMVESCAP equity securities trade on the London, New York and Toronto stock exchanges under the symbol “AVZ.” The share price is also reported in a number of major news publications in London, New York and Toronto, and in other newspapers throughout the world.

IMPORTANT INFORMATION REGARDING DIVIDEND PAYMENTS

Commencing from the announcement of the 2006 interim results, AMVESCAP intends to declare future dividends in U.S. dollars. The sterling conversion rate will be announced at that time (as a guide only), with the final conversion rate being set on the dividend record date. The default payment for the dividend will be in sterling, unless shareholders elect to receive their dividends in U.S. dollars. Elections to receive the dividend payment must be received no later than the record date for payment. Copies of the forms of election can be obtained from Capita Registrars or from the AMVESCAP Web site at www.amvescap.com.

U.K. SHAREHOLDERS

Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars (Capita) at the address shown below and must clearly state the registered shareholder’s name and address. Shareholders may also use the Capita Web site (www.capitaregistrars.com) to access their personal shareholding details. A link to this site can also be accessed in the Investor Relations section of the company Web site.

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Annual Report, in electronic form via the Internet. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the company Web site. If you would like to receive shareholder communications via the Internet, please register your e-mail address through the Capita Web site. You will need your investor code, which is printed on your personalized form of proxy and on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using the facilities described above, please contact our registrars, Capita, at 0870 162 3100 (U.K.) or +44 20 8639 2157 (outside of the U.K.).

CAPITA SHARE DEALING SERVICES

(Available to U.K. Shareholders Only)

Capita offers a quick and easy share dealing service to individual shareholders to either sell or buy AMVESCAP shares. An online and telephone dealing facility is available to provide AMVESCAP shareholders with an easy to access and simple to use service.

The table below provides you with details of the associated charges:

Type of trade	Online	Telephone
Share certificates	1% of the value of the deal (Minimum £17.50, Maximum £40)	1.25% of the value of the deal (Minimum £20, Maximum £50)

There is no need to pre-register and there are no forms to complete. The online and telephone dealing service allows you to trade “real time” at a known price which will be given to you at the time you give your instruction. To deal online or by telephone, all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate, where it will appear as either a “folio number” or “investor code.” Please have the appropriate documents on hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

www.capitadeal.com (online dealing) 24 hours

0870 458 4577 (telephone dealing)

8:00 a.m. – 4.30 p.m. (GMT) Monday – Friday

U.S. SHAREHOLDERS

The company’s American Depositary Shares (ADSs), each representing two ordinary shares, are listed on the New York Stock Exchange. The company files reports and other documents with the Securities and Exchange Commission (SEC) that are available for inspection and copying at the SEC’s public reference facilities or by writing to the company secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates or transfer of ordinary shares into ADSs should be addressed to:

The Bank of New York

101 Barclay Street, 22W

New York, New York 10286 USA

CANADIAN SHAREHOLDERS

The exchangeable shares of AMVESCAP Inc., a subsidiary of the company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the company’s ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP, Inc. All inquiries concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares, should be addressed to CIBC Mellon Trust Company at the address noted below.

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Canada

M5C 2W9

FINANCIAL CALENDAR 2006

March	29	Ex-dividend date for final dividend
	31	Record date for final dividend
April	26	Announce 2006 Q1 results
	27	Annual General Meeting
May	4	Payment of 2005 final dividend
July	27	Announce 2006 interim results
September	6	Ex-dividend date
	8	Record date for interim dividend
October	11	2006 interim dividend payment
	26	Announce 2006 Q3 results

AMVESCAP

30 Finsbury Square

London EC2A 1AG

www.amvescap.com